

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2012

Via E-mail
Dongni Han
Board Secretary
Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People's Republic of China

> **Re:** **Longhai Steel, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 22, 2012**
> **File No. 333-183949**

Dear Ms. Han:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

General

1. We note your response to comment one of our letter dated September 27, 2012. Please revise your prospectus to include the information you provided in response to prior comment one.

2. We note your response to comment two of our letter dated September 27, 2012; however, it appears that duplicate financial statement page numbers continue to exist. Please renumber your financial statement pages consecutively to ensure there are no duplicate page numbers.

Prospectus Summary, page 1

3. We note your response to comment three of our letter dated September 27, 2012. In the added disclosure on page 4, please clarify, if true, that the securities sold in the private placement that closed on June 6, 2012 are the securities that are the subject of this registration statement. Additionally, please discuss the securities paid to the placement agent in the private placement. In this regard, we note these securities appear to be included in the registration statement.

Risk Factors, page 7

Risks Related to Our Business, page 7

Our operation may be adversely affected by the Chinese New Year . . . , page 8

4. We note the added risk factor in response to comment five of our letter dated September 27, 2012. In the risk factor, please address the risk that adverse effects created by the Chinese New Year could cause you to temporarily close production lines. In this regard, we note your disclosure on pages 23, 24, 26, and F-18.

Risks Related to the VIE Agreements, page 9

The PRC government may determine that the VIE Agreements . . . , page 9

5. We note your response to comment six of our letter dated September 27, 2012, and we reissue the comment. Please name the referenced PRC counsel, file a copy of your PRC counsel's legal opinion regarding the binding and enforceable nature of the VIE Agreements as an exhibit to this registration statement, and obtain and file, as an exhibit to this registration statement, such counsel's written consent to your use of its name and reference to its opinion in this registration statement. Refer to Rule 436 of Regulation C.

Risks Related to this Offering and the Market for Our Common Stock Generally, page 16

Future sales or perceived sales of our common stock could depress stock price, page 16

6. In the first sentence, you state that the registration statement covers 2,150,005 shares of common stock and 960,003 shares of common stock underlying warrants issued in a private placement. This would total 3,110,008 shares of common stock, which is greater than the number of shares actually covered by the registration statement. Please revise your registration statement as appropriate.

Market Price of and Dividends on Our Common Equity . . . , page 20

7. We note your response to comment nine of our letter dated September 27, 2012. Please tell us when your common stock was first quoted on the OTCBB. In this regard, we note you provide high and low closing bid prices beginning in the fourth quarter of fiscal year 2011.

<u>Management's Discussion and Analysis . . . , page 21</u>

<u>Results of Operations, page 22</u>

8. We note your response to comment 12 of our letter dated September 27, 2012. Please define selling expense when you first discuss the item on page 23. Additionally, we note that you now discuss selling expenses and other operation expenses on page 24, but you do not break these items down in the comparison table you provide on page 23. Please display these items separately in the comparison table on page 23, similar to the comparison table on page 22.

9. We note your response to comment 13 of our letter dated September 27, 2012. However, it does not appear that you have provided the requested disclosure in your discussion of selling expenses on page 23. Please include the information from your response in such discussion on page 23.

10. We note your response to comment 14 of our letter dated September 27, 2012. It appears as though you have provided the revised disclosure in your discussion of other operation expenses on page 24 for fiscal year 2011 rather than in your discussion of other operation expenses on page 23 for the first quarter of 2012. Please move this revised disclosure to the section of MD&A on page 23 that addresses the first quarter of 2012, and provide here a discussion of other operation expenses for fiscal year 2011.

<u>Operating Activities, page 25</u>

11. We note your response to comment 16 of our letter dated September 27, 2012. Please revise your disclosure to indicate that advances to related parties decreased in the period ended June 30, 2012, if appropriate.

<u>Inflation, page 26</u>

12. We note your response to comment 19 of our letter dated September 27, 2012. Please revise this section of the prospectus to include the information from your response.

<u>Our Business, page 35</u>

<u>Our Growth Strategies, page 35</u>

13. We note your response to comment 23 of our letter dated September 27, 2012. However, it does not appear that you have revised the prospectus in accordance with your response. Please revise the first bullet point on page 35 to reflect, if true, that you have finished upgrading the facility you lease from Longhai Steel Group.

Executive Compensation, page 47

Compensation of Directors, page 48

14. We note your added disclosure on page 48 that Dr. Grieves resigned as director and chairman of the Audit Committee. Please disclose the current status of the option agreement you entered into with Dr. Grieves on January 11, 2012. In this regard, we note that when Mr. Toplansky resigned, his option agreement was cancelled.

Security Ownership of Certain Beneficial Owners and Management, page 50

15. We note your response to comment 25 of our letter dated September 27, 2012. Please revise note three to the beneficial owner table to disclose the information you included in your response. Specifically, please disclose that while Mr. Wang was the beneficial owner of approximately 51% of your capital stock and voting power right after the reverse acquisition, such ownership was subsequently diluted to 42.1% after you issued 1,600,003 shares to certain accredited investors in your 2012 private placement.

Note 1. Organization and Business Operations, page F-8

16. Please revise your filing to include the discussion you provided in response to comment 29 of our letter dated September 27, 2012.

Recent Sales of Unregistered Securities, page II-2

17. Please tell us how the investors in the June 6, 2012 private placement became interested in the private placement.

    You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

                                                  Sincerely,

                                                  /s/ Pamela Long

                                                  Pamela Long
                                                  Assistant Director

cc: Fang Liu (*via e-mail*)
        Pillsbury Winthrop Shaw Pittman LLP